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E-Mail: pboury@cgsh.com

February 1, 2008

BY EDGAR Mr. Donald Walker Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—Abbey National plc (“Abbey”) Annual Report on Form 20-F for 2006

Dear Mr. Walker:

We appreciate the opportunity to speak with your colleague Rebekah Moore yesterday in connection with the comment letter that was received on January 31, 2008 relating to Abbey’s Annual Report for 2006. As discussed, Abbey intends to respond to the comments by no later than February 15, 2008.

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time. You can reach either me, or my colleague David Dixter, at my number above.

Yours sincerely,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

cc:	Ms. Rebekah Moore, Securities and Exchange Commission
Mr. David Green, Abbey National plc
Mr. Julian Curtis, Abbey National plc
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP